Exhibit 1

Deloitte & Touche LLP
Suite 1200
2901 North Central Avenue
Phoenix, Arizona 85012-2799

Tel (602) 334-5100
Fax: (602) 234-5186
www.us.deloitte.com

October 26, 2003

The Audit Committee
Zila, Inc.
Phoenix, Arizona

Dear Members of the Audit Committee:

In planning and performing our audit of the consolidated financial statements of Zila, Inc, and subsidiaries (the “Company”) for the year ended July 31, 2003 (on which we have issued our report dated October 26, 2003), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company’s internal control. However, we noted certain matters involving the Company’s internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants, Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the Company’s internal control that, in our judgment, could adversely affect the Company’s ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. The reportable conditions that we noted are summarized below and are more completely described in Exhibit I.

•	Deficiencies in the operation or design of business cycle internal controls as it relates to sales cutoff procedures.

•	Deficiencies in the operation or design of general computer controls.

We also submit our comments concerning certain observations and recommendations relating to other accounting and operating matters. These recommendations resulted from our observations made in connection with our audit of the Company’s financial statements for the year ended July 31, 2003. Our comments are presented in Exhibit II. Our principal recommendations on such other matters are summarized below.

•	Internal control recommendations and findings related to fixed assets, inventory, allowance for bad debt and accrued co-op advertising.

This report is intended solely for the information and use of the audit committee, management and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

We will be pleased to discuss these comments with you and, if desired, to assist you in implementing any of the suggestions.

Yours truly,

EXHIBIT I

ZILA, INC.

Reportable Conditions

Sales Cutoff

Observation: As of the fiscal year ended July 31, 2003, the Pharmaceutical business segment did not have appropriate internal controls in place to ensure that shipments, recognized as revenue in the year then ended, had met the transfer of ownership requirement pursuant to Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. The lack of such controls resulted in the improper recognition of a material amount of prior to its reversal as an audit adjustment.

Recommendation: We recommend that management institute a policy: that shipments near period ends are sent using a mode of transportation that will have ample time to arrive at the customers location prior to period end; that the Pharmaceutical shipping department arrange receiving appointments with customers prior to shipment; and that transfer of ownership of all shipments near the end of an accounting period are confirmed by the Company to ensure proper revenue recognition.

General Computer Controls

Observation: We noted the following deficiencies in the operation or design of general computer controls which weaken the general computer control:

1.	Documentation of system changes or audit trials do not exist for changes made to the system hardware, software, applications, databases or network. Without such documentation, knowledge required to ensure proper operation might be lost.

2.	Documentation of the policies and procedures related to security access does not exist and, therefore, could lead to a breakdown in system security.

3.	The Company does not have a business continuity plan for resuming business operations in the event of disaster. Lack of a plan could lead to lengthy delays in the continuance of the business operations should such a disaster occur.

4.	There is a lack of physical security surrounding the data center(s) of the Company’s facilities. Access is not properly restricted to prevent unintentional or intentional damage to the system.

5.	Daily and weekly backups are kept off-site but not in a safe environment. Not keeping such backups could lead to loss of critical information in the case of fire, flood or theft.

Recommendation: We recommend that the Company internally, or through the use of an outside organization, document the policies and procedures related to system changes and security access. We also recommend that a business continuity plan be written and policies established for the restriction of access to the data centers. Finally, we recommend that system backups be kept at a secure off-site location.

EXHIBIT II

ZILA, INC.

Other Observations and Comments

Accrued Advertising

Observation: Accruals are recorded when customers request credits, versus when the program is established, which could lead to recognition in the wrong accounting period.

Recommendation: We recommend that copies of approved programs be forwarded to the accounting departments for proper period accrual.

Fixed Assets

Observation: All assets are not tagged and a physical inventory of such assets has not been performed in prior years.

Recommendation: We recommend that a full physical inventory of Company fixed assets is performed and such assets are tagged and recorded.

Accounts Receivable Allowance

Observation: Accounts receivable are aged based upon the issuance date of the invoice rather than the due date considering each customers’ individual payment terms. This decreases the usefulness of the aging information for collection purposes and analysis of the allowance for bad debts.

Recommendation: We recommend that agings be calculated on specific invoices’ due date per the contractual payment terms.

Inventory

Observation (Pharmaceutical Segment): There is a significant delay in the processing of required paperwork related to the transfer of inventory between various Company owned and third-party warehouses. Such delays can lead to inaccurate inventory records and order issues.

Recommendation: We recommend that policies are written and enforced that transfers are logged and remitted to the appropriate accounting department immediately.

Observation (Pharmaceutical Segment): Reconciliations of physical inventories to inventory compilations within the general ledger are done without the approval of management or communication with those who have performed such inventories.

Recommendation; We recommend that the reconciliation of the physical counts to the compilation and general ledger be done concurrently with the counts in order to identify the discrepancies that need to be further investigated.

Observation (Pharmaceutical Segment): Individuals with day-to-day custody of physical inventory are responsible for the physical inventory quarterly counts.

Recommendation: We recommend that members of the accounting function attend all counts and maintain supervisory responsibility of the process.

Observation: There do not appear to be formal policies and procedures in place for the development and maintenance of the inventory reserve accounts in the Nutraceuticals segment.

Recommendation: We recommend that the Company analyze the current inventory to develop and document reasonable policies and procedures for the development of the inventory reserve.

Exhibit 2

Zila, Inc
Schedule of Post Closing and Audit Adjustments
4th Quarter and Year ended July 31, 2004
Response to SEC Comment No. 5 and 5.b.

			% of		% of
		4th Quarter	Pretax		Pretax
		Fiscal 2004	Net Loss	Fiscal 2004	Net Loss
	Loss from Continuing Operations before Income Taxes - per Consolidating Trial Balances	$(184,470)	77%	$(4,280,897)	99%
	Post Closing Adjustments by Zila:
1	Reduction of bonus accrual	152,176	-64%	152,176	-4%
2	Reduction of royalties for Q-4, FY04	148,352	-62%	148,352	-3%
3	Accrue wage settlement for job classification change - Q4-04	(25,000)	10%	(25,000)	1%
4	Accrue disputed legal fees based on settlement - Q4-04	(27,000)	11%	(27,000)	1%
5	Expense miscellaneous prepaid asset	(4,125)	2%	(4,125)	0%
6	Expense July 04 invoice received after preliminary close	(19,200)	8%	(19,200)	0%
7	Record intangible asset acquired at 7-31 - 04 - Trylon modification agreement	63,281	-27%	63,281	-1%
8	Write off retainer for professional services related to the disposition of IST	(20,000)	8%	(20,000)	0%
9	Reserve for estimated state franchise tax settlement	(4,059)	2%	(4,059)	0%

	Post Closing Adjustments - Pre-Tax Loss Impact	264,425	-111%	264,425	-6%

	Audit Adjustments by Independent Public Accountants
10	Increase property tax accrual based on actual billing recevied after 7-31 - 04	(15,651)	7%	(15,651)	0%
11	Reduce reserve for sales returns at July 31, 2004	53,387	-22%	53,387	-1%
12	Adjust Q-4 FY04 finished goods inventory overhead absorption	(27,762)	12%	(27,762)	1%
13	Accrue 7-31 - 04 invoice received after preliminary closing	(9,666)	4%	(9,666)	0%
14	Reduction of accrued audit expense for July 31, 2004	16,900	-7%	16,900	0%
15	Accrue July 04 services billed on August 04 invoices	(11,010)	5%	(11,010)	0%
16	Reduction of accrued commissions at 7-31 - 04	16,838	-7%	16,838	0%
17	Expense machine repair invoice incorrectly capitalized Q1-FY04	(4,155)	2%	(4,155)	0%
18	Expense software installation training costs incorrectly capitalized Q4-FYO4	(13,799)	6%	(13,799)	0%
19	Correct deferred royalty revenue	(34,375)	14%	(34,375)	1%
20	Record asset impairment for IST’s long-lived assets held for sale	(288,940)	121%	(288,940)	7%

	Audit Adjustments - Pre-Tax Loss Impact	(318,233)	134%	(318,233)	7%

	Adjustments Total	(53,808)	23%	(53,808)	1%

	Loss from Continuing Operations before Income Taxes	$(238,278)	100%	$(4,334,705)	100%

Exhibit 3

Zila, Inc.
Explanation of Adjustments
Response to Comments 5.a., 5.c and 5.d.

Reference in this Exhibit 3 to “Zila,” the “Company,” “we,” “us,” or “our” refer to Zila, Inc. and its wholly owned subsidiaries.

Adjustment
(Exhibit 2)	Explanation - Response to 5.a., 5.c. and 5.d
1	Our bonus plan is based on meeting annual performance targets and is reviewed and adjusted quarterly based on our estimate of achievement of performance targets. At year end, the achievement of the annual performance requirements under our annual bonus plan is computed and the bonus accrual is adjusted if necessary. The adjustment to our bonus accrual related to actual performance in our fourth quarter.

2	The adjustment to a royalty accrual resulted from a modification to the related licensing agreement that eliminated royalties on sales on one of our products in the fourth quarter of fiscal 2004. The agreement modification was finalized in September 2004. As a result of this modification, royalty expense that was accrued in the fourth quarter of fiscal 2004 was reversed.

3	This adjustment relates to the estimated cost of wage settlements resulting from changes in job classifications for certain employees required under the Fair Labor Standards Act. The changes in job classifications were made in the fourth quarter of fiscal 2004 and accordingly the adjustment was made in the fourth quarter of fiscal 2004.

4	In September 2004, a negotiated settlement was reached for disputed billings for professional fees. The professional services were provided in the first and second quarters of fiscal 2004. As a result of the settlement, we recorded an accrued liability for the settlement costs at July 31, 2004. We concluded that the effect of the $27,000 settlement was not material to the first and second quarters of fiscal 2004.

5	This adjustment was made to prepaid trade show expenses. The trade show occurred in January 2003 and should have been expensed in the second quarter of fiscal 2003. We concluded that the amount of the adjustment was not material to any quarter or fiscal year and expensed the $4,125 in the fourth quarter of fiscal 2004.

6	This adjustment related to an accrual for an expense for a July 2004 invoice received after our preliminary close. The accrued expense relates to July 2004 and is therefore properly recorded in the fourth quarter of fiscal 2004.

7	As described in Note 2 of the Notes to Consolidated Financial Statements in our Form 10-K for the fiscal year ended July 31, 2004, we acquired technology rights from The Trylon Corporation as of July 31, 2004 valued at $63,281. This adjustment was necessary to record this transaction in the fourth quarter fiscal 2004 adjustment.

8	This adjustment relates to the write-off of a deposit paid to an investment banking firm retained to solicit offers for the sale of our subsidiary, Innovative Swab Technologies (“IST”). As described in Note 3 of the Notes to Consolidated Financials Statements in our Form 10-K for the fiscal year ended July 31, 2004, our Board of Directors decided

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Adjustment
(Exhibit 2)	Explanation - Response to 5.a., 5.c. and 5.d
in September 2004 to withdraw IST from the market. We wrote off this deposit in the fourth quarter of fiscal 2004 because of the termination of the agreement with the investment banking firm.

9	This adjustment was recorded as an estimate of the cost of a state franchise tax settlement. The state franchise taxes relate to fiscal years 2002 and 2003 and the matter was settled subsequent to our fiscal year end on July 31, 2004. We believe that the $4,095 adjustment for this settlement did not have a significant affect on any prior quarter or fiscal year, and we accordingly recorded the adjustment in the fourth quarter of fiscal 2004.

10	This adjustment relates to a change in our estimate for property taxes for fiscal 2004 for one our reporting units. Subsequent to our preliminary close, we received an actual invoice for our property billing and we adjusted our property tax accrual to reflect this billing in the fourth quarter of fiscal 2004.

11	This adjustment relates to a change in our estimate for our reserve for sales returns at one of our reporting units. As a result of the change in estimate, we recorded in the fourth quarter of fiscal 2004.

12	This adjustment relates to an adjustment in our Inventory overhead absorption at one of our reporting units for the fourth quarter fiscal 2004 and accordingly the adjustment was recorded in the fourth quarter of fiscal 2004.

13	This adjustment relates to an expense invoice for July 2004 that was received after our preliminary closing and, accordingly, the adjustment was recorded in the fourth fiscal quarter of fiscal 2004.

14	This adjustment relates to accrued audit fees for July 2004 that were found to be overstated based on the actual billing received from our independent auditors. An adjustment was recorded in the fourth quarter of fiscal 2004 to reduce accrued audit fees.

15	The adjustment relates to July 2004 expenses were included on an August 2004 invoice. An adjustment was recorded in the fourth quarter of fiscal 2004 to recognize the accrued liability.

16	This adjustment relates to the accrued commissions that were found to be overstated at July 31, 2004. These commissions are based on sales during the fourth quarter of fiscal 2004, and accordingly, an adjustment was recorded in the fourth quarter of fiscal 2004.

17	This adjustment relates to a maintenance expense invoice that was incorrectly capitalized in the first quarter of fiscal 2004. We concluded that the recording of this adjustment of $4,155 was not significant to the first and fourth quarters of fiscal 2004 and recorded the adjustment in the fourth quarter of fiscal 2004.

18	This adjustment relates to computer software installation training expenses for the fourth quarter of fiscal 2004 that were incorrectly capitalized. Accordingly, an adjustment was recorded in the fourth quarter of fiscal 2004.

19	This adjustment relates to a correction of an error in the deferred royalty of a licensing agreement. As described in Note 19 to the Notes to the Consolidated Financial Statements in our Form 10-K for the fiscal year ended July 31, 2002, the deferred royalty under this licensing arrangement was adjusted as part of our financial statement restatement for the fiscal years ended July 31, 2001 and 2002. However, an error was made in the calculation of the restatement. We concluded that the adjustment was not

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Adjustment
(Exhibit 2)	Explanation - Response to 5.a., 5.c. and 5.d
significant to the prior year. Therefore, we made a correcting adjustment of $34,375 in the fourth quarter of fiscal 2004.

20	As disclosed in Note 3 to Notes to Consolidated Financial Statements in our Form 10-K for our fiscal year ended July 31, 2004, based on the results of the offer process to sell IST and in accordance with the requirements of SFAS No. 144, we recognized a non-cash impairment charge of $288,940 as of July 31, 2004. We received two offers for the purchase of IST in August 2004, one of which was subsequently withdrawn. Our September 2004 counter-offer to the remaining offer was subsequently withdrawn. Our Board of Directors decided in September 2004 to withdraw IST from the market. Although the offers were received and the counter-offer was made subsequent to year end, we concluded that the information was relevant to our impairment analysis of IST as of year end. We retained the services of a third-party specialist to assist in the valuation process. Therefore, we recorded the impairment charge as of July 31, 2004.

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